EXHIBIT 99.1

SYSWIN INC. SCHEDULES THIRD QUARTER 2011 EARNINGS RELEASE
ON NOVEMBER 15, 2011

Beijing, China, November 3, 2011 – SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or “the Company”), a leading primary real estate service provider in China, today announced that it plans to release its unaudited financial results for the third quarter2011 ended September 30, 2011 after the US market closes on November 15, 2011. It is expected to be followed by a conference call scheduled on November 16, 2011 at 8:00am ET. Mr. Liangsheng Chen, CEO/ Director, and Mr. Kai Li, CFO of SYSWIN, are expected to host the call.

To participate in the conference call, please dial the following numbers:

US (Toll free)	18665194004
Hong Kong (Toll free)	800930346
China, Domestic Mobile(Toll free)	4006208038
China, Domestic(Toll free)	8008190121
Other international locations (Toll)	+6567239381

An operator will answer your call and please use “SYSWIN” as the verbal passcode to access the call.

Replays of the conference call will be available until November 23, 2011 by dialing the following numbers:

US (Toll free)	18662145335
Hong Kong (Toll free)	800901596
China North (Toll free)	108007140386
China South (Toll free)	108001400386
Other international locations (Toll)	+61 2 8235 5000
Passcode	18708379

A live webcast can also be accessed through the investor relations section of the Company’s website at http://ir.syswin.com.

About SYSWIN

The Company began focusing on providing primary real estate services in the second half of 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 23 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties with net revenue derived from sales agency services representing 96.8% of the Company's total net revenue in 2010. Capitalizing on the experience and capabilities gained in Beijing, the Company has quickly replicated its success in a number of other markets. The Company focuses on servicing its key clients and tailors its services to meet client demands. As a result, the Company has been successful in generating repeat business and increasing business volume from its major key clients. Of China's top 30 developers (including those that do not use sales agency services), according to China Index Academy, 14 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Longfor Properties, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

Cautionary Note About Forward-Looking Statements

This press release contains forward-looking statements based largely on its current expectations and projections about future events and financial trends. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN's financial condition and results of operations for one or more periods. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media enquiries, please contact:

Wen Fan
SYSWIN Inc.
T: +86-10-8472-8783
E: ir@syswin.com